                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: November, 2006               Commission File Number: 001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F       Form 40-F   X
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AGRIUM INC.


Date: November 2, 2006                  By: /S/ GARY J. DANIEL
                                            ------------------------------------
                                        Name: Gary J. Daniel
                                        Title: Legal Counsel &
                                               Assistant Corporate Secretary

                                  EXHIBIT INDEX

Exhibit              Description of Exhibit
-------   --------------------------------------------
   1.     Press Release #06-034 dated November 1, 2006

   2.     Management's Discussion and Analysis

   3.     Interim Financial Statements and Notes

                                        06-034
(AGRIUM LOGO)                           DATE: NOVEMBER 2, 2006

NEWS RELEASE                            CONTACT:
& Q3 INTERIM REPORT                     INVESTOR/MEDIA RELATIONS:
FOR IMMEDIATE RELEASE                   Richard Downey
                                        Director, Investor Relations
                                        Phone (403) 225-7357

AGRIUM ANNOUNCES THIRD QUARTER          Christine Gillespie
RESULTS                                 Investor Relations Manager
                                        Phone (403) 225-7437

ALL AMOUNTS ARE STATED IN U.S.$         CONTACT US AT: www.agrium.com

CALGARY, Alberta -- Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the third quarter of 2006 were $1-million ($0.01 diluted earnings per share), versus net earnings of $72-million ($0.54 diluted earnings per share) for the same period in 2005. Net earnings for the first nine months of the year were $95-million ($0.72 diluted earnings per share), lower than 2005 net earnings of $229-million ($1.71 diluted earnings per share) for the same period.

"While our third quarter results are disappointing due to a number of short-term issues, the outlook for 2007 and beyond continues to be very strong. Our potash capacity expansion is now essentially complete. We also expect to benefit from our Royster-Clark retail synergies and expanded specialty business in 2007," said Mike Wilson, Agrium President & CEO.

"Furthermore, global crop prices have increased by over 70 percent from last year, driven by continued strong demand for grain for both food and biofuel such as ethanol. This is expected to boost U.S. corn acreage next spring and increase nutrient application rates in North America and globally, which should benefit both our Retail and Wholesale businesses."

Agrium revised its second half guidance to be $0.20 to $0.25 earnings per share on October 20, 2006.

KEY DEVELOPMENTS

Retail gross profit in the third quarter of 2006 increased by three percent due to the inclusion of Royster-Clark retail, although EBIT declined. Earnings for both Agrium's legacy retail and Royster-Clark's retail operations were lower than the third quarter last year, primarily due to decreased pest pressure that led to lower chemical sales across the U.S. Some of the major Royster-Clark retail integration activities completed over the past six months include:

          - Consolidation of administration offices and associated functions, including human resources, accounting, credit and EH&S resulting in the reduction of 140 positions;

          -    Closure of 25 underperforming retail locations;

          - Identification and implementation of the new field organizational structure;

          - Re-branding of the Royster-Clark stores as Crop Production Services (CPS); and,

          - Migration of the administration office and most retail facilities to Agrium Retail's corporate accounting and point-of-sale systems.

In our Wholesale operations, South America Wholesale results were ahead of the prior year reflecting continued strong international nitrogen markets and record production volumes. Margins and sales volumes were lower for all three nutrients from our North America Wholesale operations. This was due to a number of issues, most of which we believe are short-term in nature:

     - Potash sales were impacted by operational challenges bringing the capacity expansion on-stream, as well as with several small outages. These factors combined to reduce production and sales volumes and resulted in a higher fixed cost component to the cost of product sold. We expect to be consistently operating at the new higher capacity rates by mid-November. For the month of October, we produced approximately 135,000 tonnes or about 80 percent of the new mine capacity;

     - Domestically, in-market North American nitrogen prices declined by five to 15 percent in the third quarter compared to the second quarter, while NYMEX gas prices declined by only four percent. This factor, combined with unplanned outages at some of our production facilities that increased our average production costs, contributed to reduced nitrogen margins compared to the second quarter of 2006 and the third quarter of last year; and,

     - Phosphate sales were also low in the quarter and profitability continued to be adversely impacted by production and mining issues at our Kapuskasing phosphate rock mine, a strong Canadian dollar and weak phosphate demand across most of North America. We are actively evaluating options to help address the negative cost impacts in 2007.

Agrium recently completed the formation of its new Specialty Products Business Unit and finalized the acquisition of Pursell Technologies in August. As with many of Agrium's other businesses, the Specialty Products business is seasonal in nature and the third quarter is seasonally the weakest quarter. ESN(R) recently received Canadian regulatory approval for use on food crops in Canada. ESN(R) had previously received regulatory approval in the U.S.

MANAGEMENT'S DISCUSSION AND ANALYSIS
November 2, 2006

The following interim Management's Discussion and Analysis (MD&A) updates the annual MD&A included in our 2005 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the MD&A section of the Corporation's most recent Annual Report to Shareholders as well as those risk factors described in the Corporation's most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The major assumptions in updating our second half guidance include, but are not limited to, the following:

          - Operation of the Vanscoy potash mine at the new expansion capacity by mid-November with a reduction in plant operating costs compared to the third quarter;

          - An average NOLA urea price of $225 per ton and an average Black Sea urea price of $220 per tonne over the fourth quarter in 2006;

          - NYMEX pricing in the fourth quarter will average approximately $7.00/MMBtu and lower year-over-year gas prices will not significantly benefit margins until late in 2006 or early 2007;

          - Nitrogen sales volumes in our key North American markets will be consistent with volumes experienced in the fourth quarter of 2005;

          - Kenai nitrogen operations have been shut down for the remainder of the year;

          - The timing of the turnaround at Profertil will be advanced from 2007 into the second half of 2006 and no other major plant shutdowns are expected in the fourth quarter;

          - Fall season weather patterns across North America support a normal fertilizer application season;

          - Our Retail businesses will achieve fourth quarter results in a range consistent with fourth quarter 2005;

          - Domestic urea demand in the fourth quarter of 2006 in Argentina will exceed demand levels realized in 2005;

          - The Canadian dollar will average $1.12 per U.S. dollar in the fourth quarter of 2006; and,

          - No significant synergies from the Royster-Clark acquisition are expected until 2007.

Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions, future prices of nitrogen, phosphate and potash, variability in and regional price differentials in various North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China's and India's fertilizer trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted. In particular with respect to the Royster-Clark acquisition, we assume we will achieve improved fertilizer margins from centralized purchasing and synergies from combined chemical or other associated rebates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

NET EARNINGS

THREE MONTHS ENDED SEPTEMBER 30, 2006

Agrium's third quarter consolidated net earnings were $1-million compared with net earnings of $72-million for the same quarter of 2005. Diluted earnings per share for the third quarter of 2006 were $0.01 compared to $0.54 for the third quarter of 2005. Earnings before interest and taxes (EBIT) were $13-million for the third quarter of 2006 in comparison to $129-million for the third quarter of 2005.

The decrease in third quarter earnings compared to last year reflects lower EBIT results in all business segments except South America Wholesale. North America Wholesale experienced more challenging market conditions in the quarter relative to the favorable market conditions in the third quarter of 2005. In addition, decreased production at several facilities contributed to higher fixed cost allocations to cost of product during the reporting period. As a result, North America Wholesale saw significant decreases in gross margin due to a combination of both lower sales volumes and sales prices combined with higher product costs. Earnings for Retail were lower compared to the prior year quarter primarily as a result of the inclusion of Royster-Clark losses.

Royster-Clark's operations comprise both retail and wholesale activities and its results are consolidated with our Retail segment and North America Wholesale segment, respectively. In the third quarter of 2006, Royster-Clark's EBIT was a loss of $23-million, of which $21-million was included in the Retail segment results and $2-million was included in the Wholesale segment results. Royster-Clark historically reported third quarter EBIT losses.

Agrium's overall natural gas costs for product produced in the third quarter of 2006 was $4.61/MMBtu compared to $4.91/MMBtu in the same quarter of 2005 and compared to the average NYMEX price of $6.53/MMBtu in the third quarter of 2006.

NINE MONTHS ENDED SEPTEMBER 30, 2006

Consolidated net earnings for the nine month period ended September 30, 2006 were $95-million, or $0.72 diluted earnings per share, a decrease of $134-million from net earnings of $229-million and $1.71 diluted earnings per share reported for the same period in 2005. EBIT for the nine month period ended September 30, 2006 was $159-million, a decrease of $246-million from EBIT of $405-million reported in the first nine months of 2005. The decline in 2006 earnings was attributable primarily to challenges associated with market conditions and production in our North America Wholesale segment.

FINANCIAL POSITION AND LIQUIDITY

At the end of the third quarter of 2006, net cash on hand was $39-million compared to net cash on hand of $415-million at September 30, 2005.

Our non-cash working capital balance was $705-million at September 30, 2006 versus $368-million at the end of the third quarter in 2005. The change in receivables was due to the impact of our acquisitions offset in part by the utilization of $167-million of our accounts receivable securitization at September 30, 2006. We did not utilize the securitization program as of the end of the same quarter in 2005. The change in payables primarily reflects a decrease in North America Wholesale winter pre-fill sales. The increase in the consolidated inventory balance of $281-million over the same quarter in 2005 reflects the inventory balances of our recently acquired operations in the total amount of $189-million. Excluding the inventory balances related to these operations, North America Wholesale inventory increased by $69-million, primarily reflecting volume increases in nitrogen and phosphate.

BUSINESS SEGMENT PERFORMANCE

RETAIL

Retail's third quarter net sales were $342-million compared to $283-million in the third quarter of 2005. Gross profit increased by $3-million, or by three percent, compared to the same quarter last year. Retail EBIT was a loss of $9-million, down $32-million from the third quarter of 2005.

Excluding the results of Royster-Clark's retail operations, Retail net sales, gross profit and EBIT were down by $13-million, $8-million and $11-million, respectively, over the same quarter last year. The sales decrease reflects a reduction in fertilizer volumes sold as a result of a two week delay in the start of the fall harvest and a six percent decline in chemical revenues as the relatively high levels of disease and insect pressure in our U.S. markets in 2005 did not recur in 2006. Overall, gross margin percentages were two percent lower as compared to the third quarter of 2005. This decrease was principally due to the impact of lower replacement costs on fertilizer margins, and lower chemical rebate accruals to reflect an expected decline related to lower chemical sales volumes. Fertilizer gross profit decreased by $3-million or 10 percent over the third quarter of 2005. Chemical gross profit at time of sale decreased by $5-million or 14 percent over the same period in 2005. Seed net sales decreased by $1-million while gross profit remained the same as the third quarter of 2005. The decrease in EBIT also reflected higher selling expenses, which increased $2-million over third quarter 2005 as a result of higher payroll, mobile equipment expenses and new stores acquired after September 30, 2005.

Royster-Clark's retail operations for the third quarter included net sales of $71-million, gross profit of $11-million and an EBIT loss of $21-million. As compared to third quarter results last year, revenues were down $12-million, gross profit was down $5-million and the third quarter EBIT loss was greater by $6-million. Royster-Clark's third quarter revenues and gross profit were unfavorably affected by many of the same factors that impacted Agrium's other Retail results including a delayed harvest start as compared to last year, lower fertilizer replacement costs and reduced insect pressure. Selling expenses were in line with the prior year.

NORTH AMERICA WHOLESALE

North America Wholesale EBIT for the third quarter of 2006 was $4-million, a decrease of $94-million from 2005 third quarter EBIT of $98-million. Gross profit for this same time period fell $101-million from the $156-million of gross profit reported in the third quarter of 2005. Overall fertilizer margin declined from $81 per tonne in the third quarter of 2005 to $30 per tonne in the third quarter of 2006.

North America Wholesale experienced a challenging third quarter due to production issues at several facilities. In addition, the Canadian dollar strengthened from $0.84 in the third quarter of 2005 to $0.89 in the third quarter of 2006, which negatively impacted results from our Canadian operations.

The 310 thousand tonne expansion at our Vanscoy facility was essentially complete at September 30, 2006 but experienced startup delays due to equipment commissioning issues. Potash gross profit decreased by $25-million compared to the third quarter of 2005 due to reduced sales volumes, lower selling prices and a higher fixed cost component of cost of product sold due to lower production volume. The pricing dispute in the Chinese and Indian markets was settled late in the third quarter.

Nitrogen gross profit fell by $65-million in the third quarter of 2006 compared to the same quarter last year. Overall nitrogen margin fell from $79 per tonne in the third quarter of 2005 to $31 per tonne in the third quarter of 2006. Margin in the quarter was negatively impacted by a higher fixed cost component of cost of goods sold as production volumes were lower due to unplanned outages from production problems at some of our facilities. Ammonia sales volumes fell by 186 thousand tonnes in the third quarter of 2006 compared to the same quarter last year. The decrease was due to lower gas supply volume to our Kenai facility and localized weather limitations. In addition to lower sales volumes, ammonia margins decreased by $33-million compared to the same period in 2005 primarily due to transfers of higher fixed costs to cost of product sold and lower production volumes.

Continued production issues related to phosphate rock from our Kapuskasing facility negatively impacted Canadian phosphate gross margins. Additionally, the strong Canadian dollar as compared to the same period in 2005 negatively impacted Canadian phosphate gross margins. The decline in Canadian margins was offset partially by higher margins from our U.S. phosphate facility.

Our recent Royster-Clark acquisition contributed additional net sales and gross margins on purchased product of $44-million and $3-million, respectively. The Royster-Clark acquisition complements North America Wholesale's developing strategic initiative to enter into the purchase for resale market.

SOUTH AMERICA WHOLESALE

South America Wholesale third quarter gross profit of $46-million and EBIT of $43-million were up by $2-million and $16-million, respectively, from the same quarter of 2005. The higher gross profit was primarily due to an increased volume of export sales offset somewhat by lower selling prices. EBIT was also higher in 2006 as the third quarter of 2005 included the write off of capitalized costs associated with the early repayment of debt. The Profertil facility operated at record operating rates in the third quarter of 2006.

SPECIALTY PRODUCTS

In the third quarter of 2006, we began reporting a new Specialty Products segment in our results. Included in the Specialty Products segment are results for the newly acquired Pursell (acquired in August of 2006) and Nu-Gro (acquired in January of 2006) controlled-release fertilizer and professional products businesses in addition to the operating results for ESN(R) and Duration(R) from July 1, 2006, which were formerly reported as part of the North America Wholesale business segment. Sales and gross profit for the Specialty Products business segment for the third quarter of 2006 were $25-million and $4-million, respectively, with an EBIT loss of $3-million, of which $2-million of this loss was attributable to ESN(R) operations. Agrium completed construction of its ESN(R) expansion at Carseland in February 2006, which did not allow our ESN(R) sales to benefit substantially from the 2006 spring season. The ESN(R) business is still in the early stages and we continue to develop a marketing and distribution strategy for the product into the Pacific North West and Western Canada.

OTHER

EBIT for our 'Other' non-operating business segment for the third quarter of 2006 decreased by $3-million to a loss of $22-million over the same period last year. The negative variance was primarily due to higher stock-based compensation expense as a result of higher share prices at the end of the quarter.

SEGMENT CHANGES

Effective September 1, Agrium adopted an operating and management structure comprised of a corporate group and three strategic business units: Wholesale, Retail, and Specialty Products. The Specialty Products business segment was reported separately for the third quarter of 2006.

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of U.S. dollars, except per share information)

                                    2006                    2005 (a)              2004 (a)
                            --------------------   --------------------------   -----------
                             Q3      Q2      Q1     Q4     Q3      Q2     Q1     Q4     Q3
                            ----   -----   -----   ----   ----   -----   ----   ----   ----
Net sales                    821   1,816     657    770    807   1,180    537    720    672
Gross Profit                 196     397     132    207    287     374    170    254    231
Net earnings (loss)            1     142     (48)    54     72     133     24     98     83
Earnings (loss) per share
   -basic                   0.01    1.08   (0.37)  0.41   0.54    1.01   0.18   0.75   0.63
   -diluted                 0.01    1.06   (0.37)  0.40   0.54    0.99   0.18   0.71   0.60

(a) Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards for standards reclassifying preferred securities from equity to debt.

The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Global grain supplies continue to tighten which has resulted in a significant upward movement in grain prices. Corn and wheat cash prices are over 70 percent higher on a year-over-year basis, which should support farm cash flow. We anticipate U.S. corn acreage will increase by four to six million acres in 2007 to match the increase in demand for corn used in ethanol. Higher grain prices and corn acreage should support increased demand for farm inputs.

The outlook for international nitrogen markets remains positive due to strong import demand from India and Iran, as well as high-energy prices in major nitrogen producing regions outside of North America, including Eastern and Western Europe. Global nitrogen prices have remained firm despite the drop in North American gas prices. North American nitrogen prices weakened in September and early October but have shown modest improvement in recent weeks. China is expected to increase urea exports in the fourth quarter of 2006, however, we anticipate exports will be well below the peak levels in the fourth quarter of 2004.

The phosphate market has been impacted by the recent reduction in demand from key phosphate import markets and the relatively subdued North American domestic market. However, the outlook is expected to improve as inventory levels are below historical levels and as production cutbacks have offset the short-term decline in demand. North American phosphate demand should increase due to higher corn acreage and some rebound in application rates over the next six months.

The outlook for potash markets is positive, as the demand for potash has increased following the settlement of price negotiations with the major potash importers. North American inventories have been drawn down over the past few months due to the combination of rising international demand and lower production volumes. The recent announcement that the Russian potash producer, Uralkali, experienced a flooding at one of their potash mines is expected to take over one million tonnes of potash off the global market, which will further tighten the international potash market.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

A WEBSITE SIMULCAST of the 2006 Third Quarter Conference Call will be available in a listen-only mode beginning Thursday, November 2nd at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com

                                   AGRIUM INC.
           Consolidated Statements of Operations and Retained Earnings
            (Millions of U.S. dollars, except per share information)
                                   (Unaudited)

                                                     THREE MONTHS     NINE MONTHS
                                                        ENDED            ENDED
                                                    SEPTEMBER 30,    SEPTEMBER 30,
                                                    -------------   ---------------
                                                     2006    2005    2006     2005
                                                    -----   -----   ------   ------
Sales                                               $ 869   $ 859   $3,429   $2,674
Direct freight                                         48      52      135      150
                                                    -----   -----   ------   ------
NET SALES                                             821     807    3,294    2,524
Cost of product                                       625     520    2,569    1,693
                                                    -----   -----   ------   ------
GROSS PROFIT                                          196     287      725      831
                                                    -----   -----   ------   ------
EXPENSES
   Selling                                             97      62      285      184
   General and administrative                          27      22       73       57
   Depreciation and amortization                       44      35      128      111
   Royalties and other taxes                            5      12       17       34
   Other expenses (note 8)                             10      27       63       40
                                                    -----   -----   ------   ------
                                                      183     158      566      426
                                                    -----   -----   ------   ------
EARNINGS BEFORE INTEREST EXPENSE AND INCOME TAXES      13     129      159      405
   Interest on long-term debt                          14      12       34       37
   Other interest                                       2      --       11        1
                                                    -----   -----   ------   ------
(LOSS) EARNINGS BEFORE INCOME TAXES                    (3)    117      114      367
                                                    -----   -----   ------   ------
   Current income taxes                                12      23       63       98
   Future income taxes (recovery)                     (16)     22      (44)      40
                                                    -----   -----   ------   ------
   Income taxes                                        (4)     45       19      138
                                                    -----   -----   ------   ------
NET EARNINGS                                            1      72       95      229
                                                    -----   -----   ------   ------
   Retained earnings - beginning of period            671     512      584      392
   Common share dividends declared                     --      --       (7)      (7)
   Common share repurchase                             --     (36)      --      (66)
                                                    -----   -----   ------   ------
RETAINED EARNINGS - END OF PERIOD                   $ 672   $ 548   $  672   $  548
                                                    =====   =====   ======   ======
EARNINGS PER SHARE (note 9)
   BASIC                                            $0.01   $0.54   $ 0.72   $ 1.73
   DILUTED                                          $0.01   $0.54   $ 0.72   $ 1.71

See accompanying notes

                                   AGRIUM INC.
                      Consolidated Statements of Cash Flows
                           (Millions of U.S. dollars)
                                   (Unaudited)

                                                        THREE MONTHS    NINE MONTHS
                                                           ENDED           ENDED
                                                       SEPTEMBER 30,   SEPTEMBER 30,
                                                       -------------   -------------
                                                        2006    2005    2006    2005
                                                       -----   -----   -----   -----
OPERATING
Net earnings                                           $   1   $  72   $  95   $ 229
Items not affecting cash
   Depreciation and amortization                          44      35     128     111
   (Gain) loss on disposal of assets and investments      (1)     (1)     (1)      1
   Future income taxes (recovery)                        (16)     22     (44)     40
   Foreign exchange                                       (1)     (3)      1      (5)
   Other                                                 (32)      1     (18)      7
Net change in non-cash working capital                    (2)     22     (37)     45
                                                       -----   -----   -----   -----
Cash (used in) provided by operating activities           (7)    148     124     428
                                                       -----   -----   -----   -----
INVESTING
   Capital expenditures                                  (50)    (44)   (129)    (97)
   Acquisitions (note 2)                                 (88)     --    (648)     --
   (Increase) decrease in other assets                    (2)     (5)      8     (14)
   Proceeds from disposal of assets and investments       --       1      74       3
   Net change in non-cash working capital                 --       2      --      (9)
   Other                                                  (1)     (4)     (3)      1
                                                       -----   -----   -----   -----
Cash used in investing activities                       (141)    (50)   (698)   (116)
                                                       -----   -----   -----   -----
FINANCING
   Common shares (note 5)                                  2      21      22      47
   Common share repurchase                                --     (43)     --     (83)
   Bank indebtedness                                     132      (6)    145      (1)
   Long-term debt issuance (note 4)                       --      --     296      --
   Long-term debt repayment                               (9)    (75)   (136)    (96)
   Common share dividends paid                            (7)     (7)    (14)    (14)
   Preferred securities repayment                         --      --      --    (175)
                                                       -----   -----   -----   -----
Cash provided by (used in) financing activities          118    (110)    313    (322)
                                                       -----   -----   -----   -----
DECREASE IN CASH AND CASH EQUIVALENTS                    (30)    (12)   (261)    (10)
Cash and cash equivalents - beginning of period           69     427     300     425
                                                       -----   -----   -----   -----
CASH AND CASH EQUIVALENTS - END OF PERIOD              $  39   $ 415   $  39   $ 415
                                                       =====   =====   =====   =====

See accompanying notes

                                   AGRIUM INC.
                           Consolidated Balance Sheet
                           (Millions of U.S. dollars)
                                   (Unaudited)

                                                              AS AT            AS AT
                                                          SEPTEMBER 30,    DECEMBER 31,
                                                         ---------------   ------------
                                                           2006    2005        2005
                                                         ------   ------      ------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                             $   39   $  415      $  300
   Accounts receivable                                      481      521         443
   Inventories                                              713      432         533
   Prepaid expenses                                          54       63          91
                                                         ------   ------      ------
                                                          1,287    1,431       1,367
PROPERTY, PLANT AND EQUIPMENT                             1,529    1,256       1,293
INTANGIBLE ASSETS                                            70       --          --
GOODWILL                                                    146       --          --
OTHER ASSETS                                                 96      101         103
FUTURE INCOME TAX ASSETS                                     41       29          22
                                                         ------   ------      ------
                                                         $3,169   $2,817      $2,785
                                                         ======   ======      ======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Bank indebtedness                                     $  158   $    4      $    5
   Accounts payable and accrued liabilities                 542      618         576
   Current portion of long-term debt                          1       30          30
                                                         ------   ------      ------
                                                            701      652         611
LONG-TERM DEBT                                              671      471         442
OTHER LIABILITIES                                           255      284         280
FUTURE INCOME TAX LIABILITIES                               223      261         272
                                                         ------   ------      ------
                                                          1,850    1,668       1,605
                                                         ------   ------      ------
SHAREHOLDERS' EQUITY
Share capital
   Authorized: unlimited common shares
   Issued: common shares: September 2006 - 132 million
   (September 2005 - 131 million, December 2005 - 131
   million) (notes 5 and 9)                                 606      583         583
Contributed surplus                                           4        3           3
Retained earnings                                           672      548         584
Cumulative translation adjustment                            37       15          10
                                                         ------   ------      ------
                                                          1,319    1,149       1,180
                                                         ------   ------      ------
                                                         $3,169   $2,817      $2,785
                                                         ======   ======      ======

See accompanying notes

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

Agrium's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2005. In management's opinion, the interim consolidated financial statements include all adjustments necessary to fairly present such information. Certain comparative figures have been reclassified to conform to the current period's presentation.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out at the reporting unit level. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of goodwill, an impairment charge is recognized as an asset impairment expense in the amount equal to the excess.

INTANGIBLE ASSETS

Identifiable intangible assets consist of customer relationships, trade names and trademarks, patents and technology and licensing agreements. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

2. ACQUISITIONS

NU-GRO

On January 25, 2006, the Corporation closed its purchase of a 100 percent interest in the Nu-Gro controlled-release fertilizer and professional products businesses. The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below:

Fair value of assets acquired and liabilities assumed:
   Working capital                                       $27
   Property, plant and equipment                          23
   Other long-term assets                                 21
   Goodwill                                               24
   Future income taxes and other liabilities              (9)
                                                         ---
Total consideration                                      $86
                                                         ===

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

2. ACQUISITIONS (CONTINUED)

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to change as additional information becomes available.

Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations of the Corporation in the Specialty Products segment.

ROYSTER-CLARK LTD.

During the first quarter of 2006, the Corporation acquired 100 percent of Royster-Clark Ltd. and Royster-Clark ULC (collectively "Royster-Clark").

The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below:

Fair value of assets acquired and liabilities assumed:
   Working capital                                       $147
   Property, plant and equipment                          212
   Other long-term assets                                  63
   Goodwill                                                97
   Other liabilities                                      (10)
   Long-term debt                                         (35)
                                                         ----
Total consideration                                      $474
                                                         ====

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to changes as additional information becomes available. During the second and third quarters, the Corporation acquired and cancelled $23-million face value of the outstanding long-term debt of Royster-Clark for cash consideration of $35-million. The amount of this debt is included in the preliminary purchase price allocation at fair value.

Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations of the Corporation split between our North America Wholesale and Retail segments as appropriate.

On April 26, 2006, Royster-Clark Inc., a wholly-owned subsidiary acquired in the above-noted acquisition, completed the sale of the East Dubuque, Illinois nitrogen production facility for $50-million plus $20-million of related working capital. The Corporation has entered into a 10 year agreement as a distributor of products manufactured at the facility.

PURSELL TECHNOLOGIES INC.

On August 8, 2006, the Corporation announced the close of the purchase of certain assets, inventories, and technologies of Pursell Technologies Inc. ("Pursell") for $88-million. The assets are primarily used in the production and sale of controlled-release fertilizer products.

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

2. ACQUISITIONS (CONTINUED)

The preliminary allocation of the fair value of the assets acquired is summarized below:

Fair value of assets acquired:
   Working capital                 $ 6
   Property, plant and equipment    16
   Other long-term assets           41
   Goodwill                         25
                                   ---
Total consideration                $88
                                   ===

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to changes as additional information becomes available.

Earnings of Pursell from the date of acquisition are included in the consolidated statement of operations of the Corporation in the Specialty Products segment.

3. ACCOUNTS RECEIVABLE

During January 2006, the Corporation increased the maximum amount available under its accounts receivable securitization facility to $200-million. At September 30, 2006, the Corporation had sold $167-million (2005 - nil) under the facility.

4. LONG-TERM DEBT

On May 15, 2006, the Corporation filed a base shelf prospectus pursuant to which the Corporation may issue up to $500-million of debt securities over a 25 month period. Terms of any debentures offered are determined by market conditions at the date of issue.

On May 24, 2006, the Corporation completed a $300-million offering of 7.125 percent senior unsecured debentures due May 23, 2036. Interest is payable semi-annually. The Corporation may redeem all or part of the debentures at any time. The redemption price will be the greater of 100 percent of the principal amount and an amount that provides the same yield as a U.S. Treasury security having a term to maturity equal to the remaining term of the debentures plus 0.3 percent.

5. SHARE CAPITAL

During the quarter, the Corporation issued 182,250 common shares on the exercise of stock options resulting in an increase in share capital of $2-million. During the nine months ended September 30, 2006, 1,447,268 common shares were issued on the exercise of stock options resulting in an increase in share capital of $23-million.

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

6. EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation's pension and post-retirement benefit plans are computed as follows:

                                     Three months ended   Nine months ended
                                        September 30,       September 30,
                                     ------------------   -----------------
                                         2006   2005         2006   2005
                                         ----   ----         ----   ----
Defined benefit pension plans              $2     $2          $ 8    $ 6
Post-retirement benefit plans               1      1            3      4
Defined contribution pension plans          3      2           12      9
                                          ---    ---          ---    ---
Total expense                              $6     $5          $23    $19
                                          ===    ===          ===    ===

7. BANK INDEBTEDNESS

In April 2006, we increased our $450-million three-year syndicated revolving unsecured credit facility to $600-million.

8. OTHER EXPENSES (INCOME)

                                             Three months ended   Nine months ended
                                                September 30,       September 30,
                                             ------------------   -----------------
                                                 2006   2005         2006   2005
                                                 ----   ----         ----   ----
Interest income                                  $(6)   $(7)         $(11)  $(15)
Stock-based compensation                          10      5            19     10
Environmental remediation and accretion of
   asset retirement obligation                     7      2            11      6
Deferred financing costs                          --      9            --     14
Net realized and unrealized (gain) loss on
   non-qualifying derivatives (a)                 (1)    17            38     17
Foreign exchange gain (loss)                       2     (4)           --     (6)
Litigation and contract settlements               --     (1)           --     (9)
Other                                             (2)     6             6     23
                                                 ---    ---          ----   ----
                                                 $10    $27          $ 63   $ 40
                                                 ===    ===          ====   ====

(a) At September 30, 2006, the Corporation had $12-million MMBtu notional amount of natural gas derivative contracts that did not qualify for hedge accounting treatment.

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

9. EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

                                                    Three months ended   Nine months ended
                                                       September 30,       September 30,
                                                    ------------------   -----------------
                                                        2006    2005        2006    2005
                                                       -----   -----       -----   -----
NUMERATOR:
   Net earnings and numerator for basic and
      diluted earnings per share                       $   1   $  72       $  95   $ 229
                                                       -----   -----       -----   -----
DENOMINATOR:
   Weighted average common shares outstanding and
      denominator for basic earnings per share           132     132         132     132
                                                       -----   -----       -----   -----
   Dilutive instruments:
   Stock options (a)                                       1       2           1       2
                                                       -----   -----       -----   -----
   Denominator for diluted earnings per share            133     134         133     134
                                                       =====   =====       =====   =====
Basic earnings per share                               $0.01   $0.54       $0.72   $1.73
Diluted earnings per share                             $0.01   $0.54       $0.72   $1.71

(a) For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

There were 132 million common shares outstanding at September 30, 2006 (2005 - 131 million). As at September 30, 2006, the Corporation has outstanding approximately five million (2005 - six million) options and options with tandem stock appreciation rights to acquire common shares.

10. SEASONALITY

The fertilizer and agricultural retail businesses are seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

11. SEGMENTED INFORMATION

The Corporation's primary activities are the production and wholesale marketing of nitrogen, potash and phosphate; the production and marketing of specialty agricultural products including controlled-release fertilizers; and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

11. SEGMENTED INFORMATION (CONTINUED)

Commencing July 1, 2006 the newly acquired Nu-Gro and Pursell controlled-release fertilizer and professional products businesses (note 2), along with the Corporation's existing controlled-release products, are included in the new Specialty Products segment. Prior periods have been restated for comparative purposes for the results of the acquired businesses from the dates of acquisition.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled "Other" includes Corporate functions and inter-segment eliminations.

                                                                      Schedule 1

                                   AGRIUM INC.
                                  SEGMENTATION
                     (Unaudited - millions of U.S. dollars)

                                                           THREE MONTHS ENDED SEPTEMBER 30
                            ---------------------------------------------------------------------------------------------
                                                    WHOLESALE
                                          -----------------------------
                               RETAIL     NORTH AMERICA   SOUTH AMERICA   SPECIALTY PRODUCTS       OTHER         TOTAL
                            -----------   -------------   -------------   ------------------   ------------   -----------
                            2006   2005    2006   2005     2006   2005        2006   2005      2006    2005   2006   2005
                            ----   ----    ----   ----     ----   ----        ----   ----      ----    ----   ----   ----
NET SALES - EXTERNAL        $342   $283    $392   $463     $64    $61         $23     $--      $ --    $ --   $821   $807
          - INTER-SEGMENT     --     --      30     27       7     --           2      --       (39)    (27)    --     --
                            ----   ----    ----   ----     ---    ---         ---     ---      ----    ----   ----   ----
TOTAL NET SALES              342    283     422    490      71     61          25      --       (39)    (27)   821    807
COST OF PRODUCT              252    196     367    334      25     17          21      --       (40)    (27)   625    520
                            ----   ----    ----   ----     ---    ---         ---     ---      ----    ----   ----   ----
GROSS PROFIT                  90     87      55    156      46     44           4      --         1      --    196    287
GROSS PROFIT %                26%    31%     13%    32%     65%    72%         16%     --        (3%)    --     24%    36%
                            ====   ====    ====   ====     ===    ===         ===     ===      ====    ====   ====   ====
SELLING EXPENSES            $ 87   $ 60    $  8   $  5     $ 1    $--         $ 2     $--      $ (1)   $ (3)  $ 97   $ 62
EBITDA (1)                  $ --   $ 28    $ 32   $122     $46    $31         $--     $--      $(21)   $(17)  $ 57   $164
EBIT (2)                    $ (9)  $ 23    $  4   $ 98     $43    $27         $(3)    $--      $(22)    (19)  $ 13   $129


                                                                NINE MONTHS ENDED SEPTEMBER 30
                            ------------------------------------------------------------------------------------------------------
                                                       WHOLESALE
                                            -------------------------------
                                RETAIL       NORTH AMERICA    SOUTH AMERICA   SPECIALTY PRODUCTS       OTHER            TOTAL
                            -------------   ---------------   -------------   ------------------   -------------   ---------------
                             2006    2005    2006     2005     2006   2005        2006   2005       2006    2005    2006     2005
                            ------   ----   ------   ------    ----   ----        ----   ----      -----    ----   ------   ------
NET SALES - EXTERNAL        $1,591   $975   $1,524   $1,429    $117   $120        $62     $--      $  --    $ --   $3,294   $2,524
          - INTER-SEGMENT       --     --       79       89      16      5          3      --        (98)    (94)      --       --
                            ------   ----   ------   ------    ----   ----        ---     ---      -----    ----   ------   ------
TOTAL NET SALES              1,591    975    1,603    1,518     133    125         65      --        (98)    (94)   3,294    2,524
COST OF PRODUCT              1,221    718    1,353    1,031      45     37         53      --       (103)    (93)   2,569    1,693
                            ------   ----   ------   ------    ----   ----        ---     ---      -----    ----   ------   ------
GROSS PROFIT                   370    257      250      487      88     88         12      --          5      (1)     725      831
GROSS PROFIT %                  23%    26%      16%      32%     66%    70%        18%     --         (5%)     1%      22%      33%
                            ======   ====   ======   ======    ====   ====        ===     ===      =====    ====   ======   ======
SELLING EXPENSES            $  263   $173   $   22   $   14    $  1   $ --        $ 3     $--      $  (4)   $ (3)  $  285   $  184
EBITDA (1)                  $   97   $ 84   $  167   $  422    $ 86   $ 73        $ 6     $--      $ (69)   $(63)  $  287   $  516
EBIT (2)                    $   75   $ 71   $   79   $  341    $ 76   $ 61        $ 1     $--      $ (72)   $(68)  $  159   $  405

(1) EARNINGS (LOSS) BEFORE INTEREST EXPENSE, INCOME TAXES, DEPRECIATION, AMORTIZATION AND ASSET IMPAIRMENT.

(2)  EARNINGS (LOSS) BEFORE INTEREST EXPENSE AND INCOME TAXES.

                                                                     Schedule 2a

                                   AGRIUM INC.
                                  PRODUCT LINES
                      THREE MONTHS ENDED SEPTEMBER 30, 2006
                     (Unaudited - millions of U.S. dollars)

                                                       2006                                          2005
                                   --------------------------------------------  --------------------------------------------
                                                   SALES    SELLING                              Sales    Selling
                                    NET    GROSS  TONNES     PRICE      MARGIN    Net    Gross   Tonnes    Price      Margin
                                   SALES  PROFIT  (000'S)  ($/TONNE)  ($/TONNE)  Sales  Profit  (000's)  ($/Tonne)  ($/Tonne)
                                   -----  ------  -------  ---------  ---------  -----  ------  -------  ---------  ---------
NORTH AMERICA WHOLESALE
   NITROGEN (1)
      AMMONIA                      $  72   $  5      240      $300       $ 21     $129   $ 38      426     $302        $ 89
      UREA                           135     21      566       239         37      147     47      513      287          92
      NITRATE, SULPHATE AND OTHER     49      6      239       205         25       57     12      282      202          43
                                   -----   ----    -----      ----       ----     ----   ----    -----     ----        ----
      TOTAL NITROGEN                 256     32    1,045       245         31      333     97    1,221      273          79
   PHOSPHATE                          64      3      195       328         15       92     17      315      292          54
   POTASH (2)                         51     17      325       157         52       65     42      394      165         107
                                   -----   ----    -----      ----       ----     ----   ----    -----     ----        ----
                                     371     52    1,565       237         33      490    156    1,930      254          81
   PRODUCT PURCHASED FOR RESALE       51      3      242       211         12       --     --       --       --          --
                                   -----   ----    -----      ----       ----     ----   ----    -----     ----        ----
                                     422     55    1,807       234         30      490    156    1,930      254          81
SOUTH AMERICA WHOLESALE (1)           71     46      278       255        165       61     44      223      274         197
RETAIL (3)
   FERTILIZERS                       150     29                                    125     29
   CHEMICALS                         150     34                                    125     36
   OTHER                              42     27                                     33     22
                                   -----   ----                                   ----   ----
                                     342     90                                    283     87
SPECIALTY PRODUCTS
   CONTROLLED RELEASE PRODUCTS        19      3                                     --     --
   OTHER                               6      1                                     --     --
                                   -----   ----                                   ----   ----
                                      25      4                                     --     --
OTHER INTER-SEGMENT ELIMINATIONS     (39)     1                                    (27)    --
                                   -----   ----                                   ----   ----
TOTAL                              $ 821   $196                                   $807   $287
                                   -----   ----                                   ----   ----

(1) INTERNATIONAL NITROGEN SALES WERE 457,000 TONNES (2005 - 583,000 TONNES); NET SALES WERE $111-MILLION (2005 - $146-MILLION) AND GROSS PROFIT WAS $55-MILLION (2005 - $89-MILLION).

(2) INTERNATIONAL POTASH SALES WERE 152,000 TONNES (2005 - 179,000 TONNES); NET SALES WERE $20-MILLION (2005 - $24-MILLION) AND GROSS PROFIT WAS $11-MILLION (2005 - $16-MILLION).

(3) INTERNATIONAL RETAIL NET SALES WERE $51-MILLION (2005 - $55-MILLION) AND GROSS PROFIT WAS $8-MILLION (2005 - $9-MILLION).

                                                                     Schedule 2b

                                   AGRIUM INC.
                                  PRODUCT LINES
                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                     (Unaudited - millions of U.S. dollars)

                                                        2006                                          2005
                                   ---------------------------------------------  ---------------------------------------------
                                                    SALES    SELLING                               Sales    Selling
                                     NET    GROSS  TONNES     PRICE      MARGIN     Net    Gross   Tonnes    Price      Margin
                                    SALES  PROFIT  (000'S)  ($/TONNE)  ($/TONNE)   Sales  Profit  (000's)  ($/Tonne)  ($/Tonne)
                                   ------  ------  -------  ---------  ---------  ------  ------  -------  ---------  ---------
NORTH AMERICA WHOLESALE
   NITROGEN (1)
      AMMONIA                      $  310   $ 40      873      $355       $ 46    $  416   $114    1,381      $301       $ 83
      UREA                            413     65    1,527       270         43       445    145    1,619       275         90
      NITRATE, SULPHATE AND OTHER     183     33      785       233         42       226     56    1,069       211         52
                                   ------   ----    -----      ----       ----    ------   ----    -----      ----       ----
      TOTAL NITROGEN                  906    138    3,185       284         43     1,087    315    4,069       267         77
   PHOSPHATE                          233     22      711       328         31       233     49      815       286         60
   POTASH (2)                         164     74      967       170         77       198    123    1,264       157         97
                                   ------   ----    -----      ----       ----    ------   ----    -----      ----       ----
                                    1,303    234    4,863       268         48     1,518    487    6,148       247         79
   PRODUCT PURCHASED FOR RESALE       300     16    1,194       251         13        --     --       --        --         --
                                   ------   ----    -----      ----       ----    ------   ----    -----      ----       ----
                                    1,603    250    6,057       265         41     1,518    487    6,148       247         79
SOUTH AMERICA WHOLESALE (1)           133     88      509       261        173       125     88      462       271        190
RETAIL (3)
   FERTILIZERS                        819    170                                     464    107
   CHEMICALS                          510    105                                     382     90
   OTHER                              262     95                                     129     60
                                   ------   ----                                  ------   ----
                                    1,591    370                                     975    257
SPECIALTY PRODUCTS
   CONTROLLED RELEASE PRODUCTS         41      7                                      --     --
   OTHER                               24      5                                      --     --
                                   ------   ----                                  ------   ----
                                       65     12                                      --     --
OTHER INTER-SEGMENT ELIMINATIONS      (98)     5                                     (94)    (1)
                                   ------   ----                                  ------   ----
TOTAL                              $3,294   $725                                  $2,524   $831
                                   ------   ----                                  ------   ----

(1) INTERNATIONAL NITROGEN SALES WERE 1,129,000 TONNES (2005 - 1,384,000 TONNES); NET SALES WERE $276-MILLION (2005 - $337-MILLION) AND GROSS PROFIT WAS $117-MILLION (2005 - $196-MILLION).

(2) INTERNATIONAL POTASH SALES WERE 370,000 TONNES (2005 - 607,000 TONNES); NET SALES WERE $48-MILLION (2005 - $78-MILLION) AND GROSS PROFIT WAS $25-MILLION (2005 - $52-MILLION).

(3) INTERNATIONAL RETAIL NET SALES WERE $107-MILLION (2005 - $96-MILLION) AND GROSS PROFIT WAS $18-MILLION (2005 - $16-MILLION).

(AGRIUM LOGO)

                               THIRD QUARTER 2006

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

             FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
November 2, 2006

The following interim Management's Discussion and Analysis (MD&A) updates the annual MD&A included in our 2005 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the MD&A section of the Corporation's most recent Annual Report to Shareholders as well as those risk factors described in the Corporation's most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The major assumptions in updating our second half guidance include, but are not limited to, the following:

     - Operation of the Vanscoy potash mine at the new expansion capacity by mid-November with a reduction in plant operating costs compared to the third quarter;

     - An average NOLA urea price of $225 per ton and an average Black Sea urea price of $220 per tonne over the fourth quarter in 2006;

     - NYMEX pricing in the fourth quarter will average approximately $7.00/MMBtu and lower year-over-year gas prices will not significantly benefit margins until late in 2006 or early 2007;

     - Nitrogen sales volumes in our key North American markets will be consistent with volumes experienced in the fourth quarter of 2005;

     - Kenai nitrogen operations have been shut down for the remainder of the year;

     - The timing of the turnaround at Profertil will be advanced from 2007 into the second half of 2006 and no other major plant shutdowns are expected in the fourth quarter;

     - Fall season weather patterns across North America support a normal fertilizer application season;

     - Our Retail businesses will achieve fourth quarter results in a range consistent with fourth quarter 2005;

     - Domestic urea demand in the fourth quarter of 2006 in Argentina will exceed demand levels realized in 2005;

     - The Canadian dollar will average $1.12 per U.S. dollar in the fourth quarter of 2006; and,

     - No significant synergies from the Royster-Clark acquisition are expected until 2007.

Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions, future prices of nitrogen, phosphate and potash, variability in and regional price differentials in various North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China's and India's fertilizer trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted. In particular with respect to the Royster-Clark acquisition, we assume we will achieve improved fertilizer margins from centralized purchasing and synergies from combined chemical or other associated rebates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

NET EARNINGS

THREE MONTHS ENDED SEPTEMBER 30, 2006

Agrium's third quarter consolidated net earnings were $1-million compared with net earnings of $72-million for the same quarter of 2005. Diluted earnings per share for the third quarter of 2006 were $0.01 compared to $0.54 for the third quarter of 2005. Earnings before interest and taxes (EBIT) were $13-million for the third quarter of 2006 in comparison to $129-million for the third quarter of 2005.

The decrease in third quarter earnings compared to last year reflects lower EBIT results in all business segments except South America Wholesale. North America Wholesale experienced more challenging market conditions in the quarter relative to the favorable market conditions in the third quarter of 2005. In addition, decreased production at several facilities contributed to higher fixed cost allocations to cost of product during the reporting period. As a result, North America Wholesale saw significant decreases in gross margin due to a combination of both lower sales volumes and sales prices combined with higher product costs. Earnings for Retail were lower compared to the prior year quarter primarily as a result of the inclusion of Royster-Clark losses.

Royster-Clark's operations comprise both retail and wholesale activities and its results are consolidated with our Retail segment and North America Wholesale segment, respectively. In the third quarter of 2006, Royster-Clark's EBIT was a loss of $23-million, of which $21-million was included in the Retail segment results and $2-million was included in the Wholesale segment results. Royster-Clark historically reported third quarter EBIT losses.

Agrium's overall natural gas costs for product produced in the third quarter of 2006 was $4.61/MMBtu compared to $4.91/MMBtu in the same quarter of 2005 and compared to the average NYMEX price of $6.53/MMBtu in the third quarter of 2006.

NINE MONTHS ENDED SEPTEMBER 30, 2006

Consolidated net earnings for the nine month period ended September 30, 2006 were $95-million, or $0.72 diluted earnings per share, a decrease of $134-million from net earnings of $229-million and $1.71 diluted earnings per share reported for the same period in 2005. EBIT for the nine month period ended September 30, 2006 was $159-million, a decrease of $246-million from EBIT of $405-million reported in the first nine months of 2005. The decline in 2006 earnings was attributable primarily to challenges associated with market conditions and production in our North America Wholesale segment.

FINANCIAL POSITION AND LIQUIDITY

At the end of the third quarter of 2006, net cash on hand was $39-million compared to net cash on hand of $415-million at September 30, 2005.

Our non-cash working capital balance was $705-million at September 30, 2006 versus $368-million at the end of the third quarter in 2005. The change in receivables was due to the impact of our acquisitions offset in part by the utilization of $167-million of our accounts receivable securitization at September 30, 2006. We did not utilize the securitization program as of the end of the same quarter in 2005. The change in payables primarily reflects a decrease in North America Wholesale winter pre-fill sales. The increase in the consolidated inventory balance of $281-million over the same quarter in 2005 reflects the inventory balances of our recently acquired operations in the total amount of $189-million. Excluding the inventory balances related to these operations, North America Wholesale inventory increased by $69-million, primarily reflecting volume increases in nitrogen and phosphate.

BUSINESS SEGMENT PERFORMANCE

RETAIL

Retail's third quarter net sales were $342-million compared to $283-million in the third quarter of 2005. Gross profit increased by $3-million, or by three percent, compared to the same quarter last year. Retail EBIT was a loss of $9-million, down $32-million from the third quarter of 2005.

Excluding the results of Royster-Clark's retail operations, Retail net sales, gross profit and EBIT were down by $13-million, $8-million and $11-million, respectively, over the same quarter last year. The sales decrease reflects a reduction in fertilizer volumes sold as a result of a two week delay in the start of the fall harvest and a six percent decline in chemical revenues as the relatively high levels of disease and insect pressure in our U.S. markets in 2005 did not recur in 2006. Overall, gross margin percentages were two percent lower as compared to the third quarter of 2005. This decrease was principally due to the impact of lower replacement costs on fertilizer margins, and lower chemical rebate accruals to reflect an expected decline related to lower chemical sales volumes. Fertilizer gross profit decreased by $3-million or 10 percent over the third quarter of 2005. Chemical gross profit at time of sale decreased by $5-million or 14 percent over the same period in 2005. Seed net sales decreased by $1-million while gross profit remained the same as the third quarter of 2005. The decrease in EBIT also reflected higher selling expenses, which increased $2-million over third quarter 2005 as a result of higher payroll, mobile equipment expenses and new stores acquired after September 30, 2005.

Royster-Clark's retail operations for the third quarter included net sales of $71-million, gross profit of $11-million and an EBIT loss of $21-million. As compared to third quarter results last year, revenues were down $12-million, gross profit was down $5-million and the third quarter EBIT loss was greater by $6-million. Royster-Clark's third quarter revenues and gross profit were unfavorably affected by many of the same factors that impacted Agrium's other Retail results including a delayed harvest start as compared to last year, lower fertilizer replacement costs and reduced insect pressure. Selling expenses were in line with the prior year.

NORTH AMERICA WHOLESALE

North America Wholesale EBIT for the third quarter of 2006 was $4-million, a decrease of $94-million from 2005 third quarter EBIT of $98-million. Gross profit for this same time period fell $101-million from the $156-million of gross profit reported in the third quarter of 2005. Overall fertilizer margin declined from $81 per tonne in the third quarter of 2005 to $30 per tonne in the third quarter of 2006.

North America Wholesale experienced a challenging third quarter due to production issues at several facilities. In addition, the Canadian dollar strengthened from $0.84 in the third quarter of 2005 to $0.89 in the third quarter of 2006, which negatively impacted results from our Canadian operations.

The 310 thousand tonne expansion at our Vanscoy facility was essentially complete at September 30, 2006 but experienced startup delays due to equipment commissioning issues. Potash gross profit decreased by $25-million compared to the third quarter of 2005 due to reduced sales volumes, lower selling prices and a higher fixed cost component of cost of product sold due to lower production volume. The pricing dispute in the Chinese and Indian markets was settled late in the third quarter.

Nitrogen gross profit fell by $65-million in the third quarter of 2006 compared to the same quarter last year. Overall nitrogen margin fell from $79 per tonne in the third quarter of 2005 to $31 per tonne in the third quarter of 2006. Margin in the quarter was negatively impacted by a higher fixed cost component of cost of goods sold as production volumes were lower due to unplanned outages from production problems at some of our facilities. Ammonia sales volumes fell by 186 thousand tonnes in the third quarter of 2006 compared to the same quarter last year. The decrease was due to lower gas supply volume to our Kenai facility and localized weather limitations. In addition to lower sales volumes, ammonia margins decreased by $33-million compared to the same period in 2005 primarily due to transfers of higher fixed costs to cost of product sold and lower production volumes.

Continued production issues related to phosphate rock from our Kapuskasing facility negatively impacted Canadian phosphate gross margins. Additionally, the strong Canadian dollar as compared to the same period in 2005 negatively impacted Canadian phosphate gross margins. The decline in Canadian margins was offset partially by higher margins from our U.S. phosphate facility.

Our recent Royster-Clark acquisition contributed additional net sales and gross margins on purchased product of $44-million and $3-million, respectively. The Royster-Clark acquisition complements North America Wholesale's developing strategic initiative to enter into the purchase for resale market.

SOUTH AMERICA WHOLESALE

South America Wholesale third quarter gross profit of $46-million and EBIT of $43-million were up by $2-million and $16-million, respectively, from the same quarter of 2005. The higher gross profit was primarily due to an increased volume of export sales offset somewhat by lower selling prices. EBIT was also higher in 2006 as the third quarter of 2005 included the write off of capitalized costs associated with the early repayment of debt. The Profertil facility operated at record operating rates in the third quarter of 2006.

SPECIALTY PRODUCTS

In the third quarter of 2006, we began reporting a new Specialty Products segment in our results. Included in the Specialty Products segment are results for the newly acquired Pursell (acquired in August of 2006) and Nu-Gro (acquired in January of 2006) controlled-release fertilizer and professional products businesses in addition to the operating results for ESN(R) and Duration(R) from July 1, 2006, which were formerly reported as part of the North America Wholesale business segment. Sales and gross profit for the Specialty Products business segment for the third quarter of 2006 were $25-million and $4-million, respectively, with an EBIT loss of $3-million, of which $2-million of this loss was attributable to ESN(R) operations. Agrium completed construction of its ESN(R) expansion at Carseland in February 2006, which did not allow our ESN(R) sales to benefit substantially from the 2006 spring season. The ESN(R) business is still in the early stages and we continue to develop a marketing and distribution strategy for the product into the Pacific North West and Western Canada.

OTHER

EBIT for our 'Other' non-operating business segment for the third quarter of 2006 decreased by $3-million to a loss of $22-million over the same period last year. The negative variance was primarily due to higher stock-based compensation expense as a result of higher share prices at the end of the quarter.

SEGMENT CHANGES

Effective September 1, Agrium adopted an operating and management structure comprised of a corporate group and three strategic business units: Wholesale, Retail, and Specialty Products. The Specialty Products business segment was reported separately for the third quarter of 2006.

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of U.S. dollars, except per share information)

                                    2006                 2005 (a)             2004 (a)
                            --------------------   -------------------   ------------------
                             Q3      Q2      Q1     Q4     Q3      Q2     Q1     Q4     Q3
                            ----   -----   -----   ----   ----   -----   ----   ----   ----
Net sales                    821   1,816     657    770    807   1,180    537    720    672
Gross Profit                 196     397     132    207    287     374    170    254    231
Net earnings (loss)            1     142     (48)    54     72     133     24     98     83
Earnings (loss) per share
   -basic                   0.01    1.08   (0.37)  0.41   0.54    1.01   0.18   0.75   0.63
   -diluted                 0.01    1.06   (0.37)  0.40   0.54    0.99   0.18   0.71   0.60

(a) Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards for standards reclassifying preferred securities from equity to debt.

The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Global grain supplies continue to tighten which has resulted in a significant upward movement in grain prices. Corn and wheat cash prices are over 70 percent higher on a year-over-year basis, which should support farm cash flow. We anticipate U.S. corn acreage will increase by four to six million acres in 2007 to match the increase in demand for corn used in ethanol. Higher grain prices and corn acreage should support increased demand for farm inputs.

The outlook for international nitrogen markets remains positive due to strong import demand from India and Iran, as well as high-energy prices in major nitrogen producing regions outside of North America, including Eastern and Western Europe. Global nitrogen prices have remained firm despite the drop in North American gas prices. North American nitrogen prices weakened in September and early October but have shown modest improvement in recent weeks. China is expected to increase urea exports in the fourth quarter of 2006, however, we anticipate exports will be well below the peak levels in the fourth quarter of 2004.

The phosphate market has been impacted by the recent reduction in demand from key phosphate import markets and the relatively subdued North American domestic market. However, the outlook is expected to improve as inventory levels are below historical levels and as production cutbacks have offset the short-term decline in demand. North American phosphate demand should increase due to higher corn acreage and some rebound in application rates over the next six months.

The outlook for potash markets is positive, as the demand for potash has increased following the settlement of price negotiations with the major potash importers. North American inventories have been drawn down over the past few months due to the combination of rising international demand and lower production volumes. The recent announcement that the Russian potash producer, Uralkali, experienced a flooding at one of their potash mines is expected to take over one million tonnes of potash off the global market, which will further tighten the international potash market.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

(AGRIUM LOGO)

                               THIRD QUARTER 2006

                          INTERIM FINANCIAL STATEMENTS

             FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

                                   AGRIUM INC.
           Consolidated Statements of Operations and Retained Earnings
            (Millions of U.S. dollars, except per share information)
                                   (Unaudited)

                                                    THREE MONTHS ENDED   NINE MONTHS ENDED
                                                       SEPTEMBER 30,       SEPTEMBER 30,
                                                    ------------------   -----------------
                                                     2006      2005       2006      2005
                                                    -----   ----------   ------   --------
Sales                                               $ 869     $ 859      $3,429    $2,674
Direct freight                                         48        52         135       150
                                                    -----     -----      ------    ------
NET SALES                                             821       807       3,294     2,524
Cost of product                                       625       520       2,569     1,693
                                                    -----     -----      ------    ------
GROSS PROFIT                                          196       287         725       831
                                                    -----     -----      ------    ------
EXPENSES
   Selling                                             97        62         285       184
   General and administrative                          27        22          73        57
   Depreciation and amortization                       44        35         128       111
   Royalties and other taxes                            5        12          17        34
   Other expenses (note 8)                             10        27          63        40
                                                    -----     -----      ------    ------
                                                      183       158         566       426
                                                    -----     -----      ------    ------
EARNINGS BEFORE INTEREST EXPENSE AND INCOME TAXES      13       129         159       405
   Interest on long-term debt                          14        12          34        37
   Other interest                                       2        --          11         1
                                                    -----     -----      ------    ------
(LOSS) EARNINGS BEFORE INCOME TAXES                    (3)      117         114       367
                                                    -----     -----      ------    ------
   Current income taxes                                12        23          63        98
   Future income taxes (recovery)                     (16)       22         (44)       40
                                                    -----     -----      ------    ------
   Income taxes                                        (4)       45          19       138
                                                    -----     -----      ------    ------
NET EARNINGS                                            1        72          95       229
                                                    -----     -----      ------    ------
   Retained earnings - beginning of period            671       512         584       392
   Common share dividends declared                     --        --          (7)       (7)
   Common share repurchase                             --       (36)         --       (66)
                                                    -----     -----      ------    ------
RETAINED EARNINGS - END OF PERIOD                   $ 672     $ 548      $  672    $  548
                                                    =====     =====      ======    ======
EARNINGS PER SHARE (note 9)
   BASIC                                            $0.01     $0.54      $ 0.72    $ 1.73
   DILUTED                                          $0.01     $0.54      $ 0.72    $ 1.71

See accompanying notes

                                   AGRIUM INC.
                      Consolidated Statements of Cash Flows
                           (Millions of U.S. dollars)
                                   (Unaudited)

                                                       THREE MONTHS ENDED   NINE MONTHS ENDED
                                                          SEPTEMBER 30,       SEPTEMBER 30,
                                                       ------------------   -----------------
                                                          2006    2005         2006    2005
                                                         -----   -----        -----   -----
OPERATING
Net earnings                                             $   1   $  72        $  95   $ 229
Items not affecting cash
   Depreciation and amortization                            44      35          128     111
   (Gain) loss on disposal of assets and investments        (1)     (1)          (1)      1
   Future income taxes (recovery)                          (16)     22          (44)     40
   Foreign exchange                                         (1)     (3)           1      (5)
   Other                                                   (32)      1          (18)      7
Net change in non-cash working capital                      (2)     22          (37)     45
                                                         -----   -----        -----   -----
Cash (used in) provided by operating activities             (7)    148          124     428
                                                         -----   -----        -----   -----
INVESTING
   Capital expenditures                                    (50)    (44)        (129)    (97)
   Acquisitions (note 2)                                   (88)     --         (648)     --
   (Increase) decrease in other assets                      (2)     (5)           8     (14)
   Proceeds from disposal of assets and investments         --       1           74       3
   Net change in non-cash working capital                   --       2           --      (9)
   Other                                                    (1)     (4)          (3)      1
                                                         -----   -----        -----   -----
Cash used in investing activities                         (141)    (50)        (698)   (116)
                                                         -----   -----        -----   -----
FINANCING
   Common shares (note 5)                                    2      21           22      47
   Common share repurchase                                  --     (43)          --     (83)
   Bank indebtedness                                       132      (6)         145      (1)
   Long-term debt issuance (note 4)                         --      --          296      --
   Long-term debt repayment                                 (9)    (75)        (136)    (96)
   Common share dividends paid                              (7)     (7)         (14)    (14)
   Preferred securities repayment                           --      --           --    (175)
                                                         -----   -----        -----   -----
Cash provided by (used in) financing activities            118    (110)         313    (322)
                                                         -----   -----        -----   -----
DECREASE IN CASH AND CASH EQUIVALENTS                      (30)    (12)        (261)    (10)
Cash and cash equivalents - beginning of period             69     427          300     425
                                                         -----   -----        -----   -----
CASH AND CASH EQUIVALENTS - END OF PERIOD                $  39   $ 415        $  39   $ 415
                                                         =====   =====        =====   =====

See accompanying notes

                                   AGRIUM INC.
                           Consolidated Balance Sheet
                           (Millions of U.S. dollars)
                                   (Unaudited)

                                                              AS AT            AS AT
                                                          SEPTEMBER 30,    DECEMBER 31,
                                                         ---------------   ------------
                                                          2006     2005        2005
                                                         ------   ------   ------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                             $   39   $  415      $  300
   Accounts receivable                                      481      521         443
   Inventories                                              713      432         533
   Prepaid expenses                                          54       63          91
                                                         ------   ------      ------
                                                          1,287    1,431       1,367
PROPERTY, PLANT AND EQUIPMENT                             1,529    1,256       1,293
INTANGIBLE ASSETS                                            70       --          --
GOODWILL                                                    146       --          --
OTHER ASSETS                                                 96      101         103
FUTURE INCOME TAX ASSETS                                     41       29          22
                                                         ------   ------      ------
                                                         $3,169   $2,817      $2,785
                                                         ======   ======      ======
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Bank indebtedness                                     $  158   $    4      $    5
   Accounts payable and accrued liabilities                 542      618         576
   Current portion of long-term debt                          1       30          30
                                                         ------   ------      ------
                                                            701      652         611
LONG-TERM DEBT                                              671      471         442
OTHER LIABILITIES                                           255      284         280
FUTURE INCOME TAX LIABILITIES                               223      261         272
                                                         ------   ------      ------
                                                          1,850    1,668       1,605
                                                         ------   ------      ------
SHAREHOLDERS' EQUITY
Share capital
   Authorized: unlimited common shares
   Issued: common shares: September 2006 - 132 million
   (September 2005 - 131 million, December 2005 - 131
   million) (notes 5 and 9)                                 606      583         583
Contributed surplus                                           4        3           3
Retained earnings                                           672      548         584
Cumulative translation adjustment                            37       15          10
                                                         ------   ------      ------
                                                          1,319    1,149       1,180
                                                         ------   ------      ------
                                                         $3,169   $2,817      $2,785
                                                         ======   ======      ======

See accompanying notes

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

Agrium's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2005. In management's opinion, the interim consolidated financial statements include all adjustments necessary to fairly present such information. Certain comparative figures have been reclassified to conform to the current period's presentation.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out at the reporting unit level. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of goodwill, an impairment charge is recognized as an asset impairment expense in the amount equal to the excess.

INTANGIBLE ASSETS

Identifiable intangible assets consist of customer relationships, trade names and trademarks, patents and technology and licensing agreements. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

2. ACQUISITIONS

NU-GRO

On January 25, 2006, the Corporation closed its purchase of a 100 percent interest in the Nu-Gro controlled-release fertilizer and professional products businesses. The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below:

Fair value of assets acquired and liabilities assumed:
   Working capital                                       $27
   Property, plant and equipment                          23
   Other long-term assets                                 21
   Goodwill                                               24
   Future income taxes and other liabilities              (9)
                                                         ---
Total consideration                                      $86
                                                         ===

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

2. ACQUISITIONS (CONTINUED)

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to change as additional information becomes available.

Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations of the Corporation in the Specialty Products segment.

ROYSTER-CLARK LTD.

During the first quarter of 2006, the Corporation acquired 100 percent of Royster-Clark Ltd. and Royster-Clark ULC (collectively "Royster-Clark").

The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below:

Fair value of assets acquired and liabilities assumed:
   Working capital                                       $147
   Property, plant and equipment                          212
   Other long-term assets                                  63
   Goodwill                                                97
   Other liabilities                                      (10)
   Long-term debt                                         (35)
                                                         ----
Total consideration                                      $474
                                                         ====

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to changes as additional information becomes available. During the second and third quarters, the Corporation acquired and cancelled $23-million face value of the outstanding long-term debt of Royster-Clark for cash consideration of $35-million. The amount of this debt is included in the preliminary purchase price allocation at fair value.

Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations of the Corporation split between our North America Wholesale and Retail segments as appropriate.

On April 26, 2006, Royster-Clark Inc., a wholly-owned subsidiary acquired in the above-noted acquisition, completed the sale of the East Dubuque, Illinois nitrogen production facility for $50-million plus $20-million of related working capital. The Corporation has entered into a 10 year agreement as a distributor of products manufactured at the facility.

PURSELL TECHNOLOGIES INC.

On August 8, 2006, the Corporation announced the close of the purchase of certain assets, inventories, and technologies of Pursell Technologies Inc. ("Pursell") for $88-million. The assets are primarily used in the production and sale of controlled-release fertilizer products.

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

2. ACQUISITIONS (CONTINUED)

The preliminary allocation of the fair value of the assets acquired is summarized below:

Fair value of assets acquired:
   Working capital                 $ 6
   Property, plant and equipment    16
   Other long-term assets           41
   Goodwill                         25
                                   ---
Total consideration                $88
                                   ===

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to changes as additional information becomes available.

Earnings of Pursell from the date of acquisition are included in the consolidated statement of operations of the Corporation in the Specialty Products segment.

3. ACCOUNTS RECEIVABLE

During January 2006, the Corporation increased the maximum amount available under its accounts receivable securitization facility to $200-million. At September 30, 2006, the Corporation had sold $167-million (2005 - nil) under the facility.

4. LONG-TERM DEBT

On May 15, 2006, the Corporation filed a base shelf prospectus pursuant to which the Corporation may issue up to $500-million of debt securities over a 25 month period. Terms of any debentures offered are determined by market conditions at the date of issue.

On May 24, 2006, the Corporation completed a $300-million offering of 7.125 percent senior unsecured debentures due May 23, 2036. Interest is payable semi-annually. The Corporation may redeem all or part of the debentures at any time. The redemption price will be the greater of 100 percent of the principal amount and an amount that provides the same yield as a U.S. Treasury security having a term to maturity equal to the remaining term of the debentures plus 0.3 percent.

5. SHARE CAPITAL

During the quarter, the Corporation issued 182,250 common shares on the exercise of stock options resulting in an increase in share capital of $2-million. During the nine months ended September 30, 2006, 1,447,268 common shares were issued on the exercise of stock options resulting in an increase in share capital of $23-million.

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

6. EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation's pension and post-retirement benefit plans are computed as follows:

                                     Three months ended   Nine months ended
                                        September 30,       September 30,
                                     ------------------   -----------------
                                         2006   2005         2006   2005
                                         ----   ----         ----   ----
Defined benefit pension plans              $2     $2          $ 8    $ 6
Post-retirement benefit plans               1      1            3      4
Defined contribution pension plans          3      2           12      9
                                          ---    ---          ---    ---
Total expense                              $6     $5          $23    $19
                                          ===    ===          ===    ===

7. BANK INDEBTEDNESS

In April 2006, we increased our $450-million three-year syndicated revolving unsecured credit facility to $600-million.

8. OTHER EXPENSES (INCOME)

                                             Three months ended   Nine months ended
                                                September 30,       September 30,
                                             ------------------   -----------------
                                                 2006   2005         2006   2005
                                                 ----   ----         ----   ----
Interest income                                  $(6)   $(7)         $(11)  $(15)
Stock-based compensation                          10      5            19     10
Environmental remediation and accretion of
   asset retirement obligation                     7      2            11      6
Deferred financing costs                          --      9            --     14
Net realized and unrealized (gain) loss on
   non-qualifying derivatives (a)                 (1)    17            38     17
Foreign exchange gain (loss)                       2     (4)           --     (6)
Litigation and contract settlements               --     (1)           --     (9)
Other                                             (2)     6             6     23
                                                 ---    ---          ----   ----
                                                 $10    $27          $ 63   $ 40
                                                 ===    ===          ====   ====

(a) At September 30, 2006, the Corporation had $12-million MMBtu notional amount of natural gas derivative contracts that did not qualify for hedge accounting treatment.

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

9. EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

                                                    Three months ended   Nine months ended
                                                       September 30,       September 30,
                                                    ------------------   -----------------
                                                        2006    2005        2006    2005
                                                       -----   -----       -----   -----
NUMERATOR:
   Net earnings and numerator for basic and
      diluted earnings per share                       $   1   $  72       $  95   $ 229
                                                       -----   -----       -----   -----
DENOMINATOR:
   Weighted average common shares outstanding and
      denominator for basic earnings per share           132     132         132     132
                                                       -----   -----       -----   -----
   Dilutive instruments:
   Stock options (a)                                       1       2           1       2
                                                       -----   -----       -----   -----
   Denominator for diluted earnings per share            133     134         133     134
                                                       =====   =====       =====   =====
Basic earnings per share                               $0.01   $0.54       $0.72   $1.73
Diluted earnings per share                             $0.01   $0.54       $0.72   $1.71

(a) For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

There were 132 million common shares outstanding at September 30, 2006 (2005 - 131 million). As at September 30, 2006, the Corporation has outstanding approximately five million (2005 - six million) options and options with tandem stock appreciation rights to acquire common shares.

10. SEASONALITY

The fertilizer and agricultural retail businesses are seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

11. SEGMENTED INFORMATION

The Corporation's primary activities are the production and wholesale marketing of nitrogen, potash and phosphate; the production and marketing of specialty agricultural products including controlled-release fertilizers; and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.

                                   AGRIUM INC.
            Summarized Notes to the Consolidated Financial Statements
                  For the nine months ended September 30, 2006
              (Millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

11. SEGMENTED INFORMATION (CONTINUED)

Commencing July 1, 2006 the newly acquired Nu-Gro and Pursell controlled-release fertilizer and professional products businesses (note 2), along with the Corporation's existing controlled-release products, are included in the new Specialty Products segment. Prior periods have been restated for comparative purposes for the results of the acquired businesses from the dates of acquisition.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled "Other" includes Corporate functions and inter-segment eliminations.

                                                                      Schedule 1

                                   AGRIUM INC.
                                  SEGMENTATION
                     (Unaudited - millions of U.S. dollars)

                                                      THREE MONTHS ENDED SEPTEMBER 30
                           -------------------------------------------------------------------------------------
                                                WHOLESALE
                                       ----------------------------
                             RETAIL    NORTH AMERICA  SOUTH AMERICA  SPECIALTY PRODUCTS      OTHER        TOTAL
                           ----------  -------------  -------------  ------------------  ------------  ----------
                           2006  2005   2006  2005      2006  2005       2006  2005       2006   2005  2006  2005
                           ----  ----   ----  ----      ----  ----       ----  ----      -----   ----  ----  ----
NET SALES - EXTERNAL       $342  $283   $392  $463      $64   $61        $23    $--      $ --    $ --  $821  $807
          - INTER-SEGMENT    --    --     30    27        7    --          2     --       (39)    (27)   --    --
                           ----  ----   ----  ----      ---   ---        ---    ---      ----    ----  ----  ----
TOTAL NET SALES             342   283    422   490       71    61         25     --       (39)    (27)  821   807
COST OF PRODUCT             252   196    367   334       25    17         21     --       (40)    (27)  625   520
                           ----  ----   ----  ----      ---   ---        ---    ---      ----    ----  ----  ----
GROSS PROFIT                 90    87     55   156       46    44          4     --         1      --   196   287
GROSS PROFIT %               26%   31%    13%   32%      65%   72%        16%    --        (3%)    --    24%   36%
                           ====  ====   ====  ====      ===   ===        ===    ===      ====    ====  ====  ====
SELLING EXPENSES           $ 87  $ 60   $  8  $  5      $ 1   $--        $ 2    $--      $ (1)   $ (3) $ 97  $ 62
EBITDA (1)                 $ --  $ 28   $ 32  $122      $46   $31        $--    $--      $(21)   $(17) $ 57  $164
EBIT (2)                   $ (9) $ 23   $  4  $ 98      $43   $27        $(3)   $--      $(22)    (19) $ 13  $129

                                                           NINE MONTHS ENDED SEPTEMBER 30
                           ---------------------------------------------------------------------------------------------
                                                   WHOLESALE
                                         -----------------------------
                              RETAIL      NORTH AMERICA  SOUTH AMERICA  SPECIALTY PRODUCTS      OTHER          TOTAL
                           ------------  --------------  -------------  ------------------  ------------  --------------
                            2006   2005   2006    2005    2006  2005        2006  2005       2006   2005   2006    2005
                           ------  ----  ------  ------   ----  ----        ----  ----      -----   ----  ------  ------
NET SALES - EXTERNAL       $1,591  $975  $1,524  $1,429   $117  $120        $62    $--      $  --   $ --  $3,294  $2,524
          - INTER-SEGMENT      --    --      79      89     16     5          3     --        (98)   (94)     --      --
                           ------  ----  ------  ------   ----  ----        ---    ---      -----   ----  ------  ------
TOTAL NET SALES             1,591   975   1,603   1,518    133   125         65     --        (98)   (94)  3,294   2,524
COST OF PRODUCT             1,221   718   1,353   1,031     45    37         53     --       (103)   (93)  2,569   1,693
                           ------  ----  ------  ------   ----  ----        ---    ---      -----   ----  ------  ------
GROSS PROFIT                  370   257     250     487     88    88         12     --          5     (1)    725     831
GROSS PROFIT %                 23%   26%     16%     32%    66%   70%        18%    --         (5%)    1%     22%     33%
                           ======  ====  ======  ======   ====  ====        ===    ===      =====   ====  ======  ======
SELLING EXPENSES           $  263  $173  $   22  $   14   $  1  $ --        $ 3    $--      $  (4)  $ (3) $  285  $  184
EBITDA (1)                 $   97  $ 84  $  167  $  422   $ 86  $ 73        $ 6    $--      $ (69)  $(63) $  287  $  516
EBIT (2)                   $   75  $ 71  $   79  $  341   $ 76  $ 61        $ 1    $--      $ (72)  $(68) $  159  $  405

(1) EARNINGS (LOSS) BEFORE INTEREST EXPENSE, INCOME TAXES, DEPRECIATION, AMORTIZATION AND ASSET IMPAIRMENT.

(2)  EARNINGS (LOSS) BEFORE INTEREST EXPENSE AND INCOME TAXES.

                                                                     Schedule 2a

                                   AGRIUM INC.
                                  PRODUCT LINES
                      THREE MONTHS ENDED SEPTEMBER 30, 2006
                     (Unaudited - millions of U.S. dollars)

                                                        2006                                           2005
                                   ---------------------------------------------  ---------------------------------------------
                                                    SALES    SELLING                               Sales    Selling
                                     NET    GROSS   TONNES    PRICE      MARGIN     Net    Gross   Tonnes    Price      Margin
                                    SALES  PROFIT  (000'S)  ($/TONNE)  ($/TONNE)   Sales  Profit  (000's)  ($/Tonne)  ($/Tonne)
                                   ------  ------  -------  ---------  ---------  ------  ------  -------  ---------  ---------
NORTH AMERICA WHOLESALE
   NITROGEN (1)
      AMMONIA                       $ 72    $  5      240      $300       $ 21     $129    $ 38      426      $302       $ 89
      UREA                           135      21      566       239         37      147      47      513       287         92
      NITRATE, SULPHATE AND OTHER     49       6      239       205         25       57      12      282       202         43
                                    ----    ----    -----      ----       ----     ----    ----    -----      ----       ----
      TOTAL NITROGEN                 256      32    1,045       245         31      333      97    1,221       273         79
   PHOSPHATE                          64       3      195       328         15       92      17      315       292         54
   POTASH (2)                         51      17      325       157         52       65      42      394       165        107
                                    ----    ----    -----      ----       ----     ----    ----    -----      ----       ----
                                     371      52    1,565       237         33      490     156    1,930       254         81
   PRODUCT PURCHASED FOR RESALE       51       3      242       211         12       --      --       --        --         --
                                    ----    ----    -----      ----       ----     ----    ----    -----      ----       ----
                                     422      55    1,807       234         30      490     156    1,930       254         81

SOUTH AMERICA WHOLESALE (1)           71      46      278       255        165       61      44      223       274        197

RETAIL (3)
   FERTILIZERS                       150      29                                    125      29
   CHEMICALS                         150      34                                    125      36
   OTHER                              42      27                                     33      22
                                    ----    ----                                   ----    ----
                                     342      90                                    283      87
SPECIALTY PRODUCTS
   CONTROLLED RELEASE PRODUCTS        19       3                                     --      --
   OTHER                               6       1                                     --      --
                                    ----    ----                                   ----    ----
                                      25       4                                     --      --
OTHER INTER-SEGMENT ELIMINATIONS     (39)      1                                    (27)     --
                                    ----    ----                                   ----    ----
TOTAL                               $821    $196                                   $807    $287
                                    ----    ----                                   ----    ----

(1) INTERNATIONAL NITROGEN SALES WERE 457,000 TONNES (2005 - 583,000 TONNES); NET SALES WERE $111-MILLION (2005 - $146-MILLION) AND GROSS PROFIT WAS $55-MILLION (2005 - $89-MILLION).

(2) INTERNATIONAL POTASH SALES WERE 152,000 TONNES (2005 - 179,000 TONNES); NET SALES WERE $20-MILLION (2005 - $24-MILLION) AND GROSS PROFIT WAS $11-MILLION (2005 - $16-MILLION).

(3) INTERNATIONAL RETAIL NET SALES WERE $51-MILLION (2005 - $55-MILLION) AND GROSS PROFIT WAS $8-MILLION (2005 - $9-MILLION).

                                                                     Schedule 2b

                                   AGRIUM INC.
                                  PRODUCT LINES
                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                     (Unaudited - millions of U.S. dollars)

                                                        2006                                           2005
                                   ---------------------------------------------  ---------------------------------------------
                                                    SALES    SELLING                               Sales    Selling
                                     NET    GROSS   TONNES    PRICE      MARGIN     Net    Gross   Tonnes    Price      Margin
                                    SALES  PROFIT  (000'S)  ($/TONNE)  ($/TONNE)   Sales  Profit  (000's)  ($/Tonne)  ($/Tonne)
                                   ------  ------  -------  ---------  ---------  ------  ------  -------  ---------  ---------
NORTH AMERICA WHOLESALE
   NITROGEN (1)
      AMMONIA                      $  310   $ 40      873      $355       $ 46    $  416   $114    1,381      $301       $ 83
      UREA                            413     65    1,527       270         43       445    145    1,619       275         90
      NITRATE, SULPHATE AND OTHER     183     33      785       233         42       226     56    1,069       211         52
                                   ------   ----    -----      ----       ----    ------   ----    -----      ----       ----
      TOTAL NITROGEN                  906    138    3,185       284         43     1,087    315    4,069       267         77
   PHOSPHATE                          233     22      711       328         31       233     49      815       286         60
   POTASH (2)                         164     74      967       170         77       198    123    1,264       157         97
                                   ------   ----    -----      ----       ----    ------   ----    -----      ----       ----
                                    1,303    234    4,863       268         48     1,518    487    6,148       247         79
   PRODUCT PURCHASED FOR RESALE       300     16    1,194       251         13        --     --       --        --         --
                                   ------   ----    -----      ----       ----    ------   ----    -----      ----       ----
                                    1,603    250    6,057       265         41     1,518    487    6,148       247         79

SOUTH AMERICA WHOLESALE (1)           133     88      509       261        173       125     88      462       271        190

RETAIL (3)
   FERTILIZERS                        819    170                                     464    107
   CHEMICALS                          510    105                                     382     90
   OTHER                              262     95                                     129     60
                                   ------   ----                                  ------   ----
                                    1,591    370                                     975    257
SPECIALTY PRODUCTS
   CONTROLLED RELEASE PRODUCTS         41      7                                      --     --
   OTHER                               24      5                                      --     --
                                   ------   ----                                  ------   ----
                                       65     12                                      --     --
OTHER INTER-SEGMENT ELIMINATIONS      (98)     5                                     (94)    (1)
                                   ------   ----                                  ------   ----
TOTAL                              $3,294   $725                                  $2,524   $831
                                   ------   ----                                  ------   ----

(1) INTERNATIONAL NITROGEN SALES WERE 1,129,000 TONNES (2005 - 1,384,000 TONNES); NET SALES WERE $276-MILLION (2005 - $337-MILLION) AND GROSS PROFIT WAS $117-MILLION (2005 - $196-MILLION).

(2) INTERNATIONAL POTASH SALES WERE 370,000 TONNES (2005 - 607,000 TONNES); NET SALES WERE $48-MILLION (2005 - $78-MILLION) AND GROSS PROFIT WAS $25-MILLION (2005 - $52-MILLION).

(3) INTERNATIONAL RETAIL NET SALES WERE $107-MILLION (2005 - $96-MILLION) AND GROSS PROFIT WAS $18-MILLION (2005 - $16-MILLION).